

Mail Stop 3561

June 7, 2018

Neil Watanabe
Chief Financial Officer
U.S. Auto Parts Network, Inc.
16941 Keegan Avenue
Carson, CA 90746

>   **Re: U.S. Auto Parts Network, Inc.**
>   **Form 10-K for the Fiscal Year Ended December 30, 2017**
>   **Filed March 14, 2018**
>   **Form 10-Q for the Quarterly Period Ended March 31, 2018**
>   **Filed May 9, 2018**
>   **File No. 1-33264**

Dear Mr. Watanabe:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 30, 2017

ITEM 9A. CONTROLS AND PROCEDURES

Management's Report on Internal Control Over Financial Reporting, page 42

1. Please revise to provide a statement that the registered public accounting firm that audited the financial statements included in the annual report has issued an attestation report on your internal control over financial reporting. Refer to Item 308(a)(4) of Regulation S-K.

FINANCIAL STATEMENTS

Consolidated Statements of Operations and Comprehensive Operations, page F-4

2. Please tell us what consideration you gave to disclosing the amounts of income (loss) and comprehensive income (loss) attributable to the parent and the noncontrolling interest and the other disclosures required by ASC 810-10-50-1A.

Notes to Consolidated Financial Statements

Note 6 – Borrowings, page F-18

3. Reference is made to the first paragraph on page 21 where you disclose that the Credit Agreement requires prior written consent from JPMorgan Chase Bank when you determine to pay any dividends on or make any distribution with respect to common stock. Please tell us what consideration you gave to providing the disclosures required by Item 4-08(e)(1) of Regulation S-X.

Form 10-Q for the Quarterly Period Ended March 31, 2018

Part I. FINANCIAL INFORMATION

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

Executive Summary, page 15

4. Reference is made to your disclosure of Adjusted EBITDA in the first paragraph. Item 10(e)(1)(i)(A) of Regulation S-K requires that when a registrant presents a non-GAAP measure it must present the most directly comparable GAAP measure with equal or greater prominence. Please revise to disclose the comparable GAAP measure with equal or greater prominence. Refer also to Question 102.10 of the Non-GAAP Financial Measures Compliance & Disclosure Interpretations.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Adam Phippen, Staff Accountant, at (202) 551-3336 or me at (202) 551-3344 with any questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief
Office of Consumer Products